QuickLinks -- Click here to rapidly navigate through this document

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Years Ended December 31, 2000 and 1999

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                to

Commission File No. 1-9753

    A.
    Full title of the plan:

      Aberdeen Hourly Savings and Investment Plan

      (referred to herein as the "Plan")

    B.
    Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

      Georgia Gulf Corporation
      Suite 595
      400 Perimeter Center Terrace
      Atlanta, GA 30346
      (770) 395-4500

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ABERDEEN HOURLY SAVINGS AND INVESTMENT PLAN

GEORGIA GULF CORPORATION (plan administrator)
By:	/s/ JOEL I. BEERMAN Joel I. Beerman Vice President

July 19, 2001

Aberdeen Hourly Savings and Investment Plan

Financial Statements and Schedules
as of December 31, 2000 and 1999
Together With Auditors' Report

ABERDEEN HOURLY SAVINGS AND INVESTMENT PLAN

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2000 AND 1999

TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

  Statements of Net Assets Available for Plan Benefits—December 31, 2000 and 1999

  Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2000 and 1999

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SCHEDULES SUPPORTING FINANCIAL STATEMENTS

Schedule I:	Schedule H, Line 4i—Schedule of Assets (Held at End of Year)—December 31, 2000
Schedule II:	Schedule H, Line 4i—Schedule of Assets Held for Investment Purposes—December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
Georgia Gulf Corporation
Aberdeen Hourly Savings and Investment Plan:

We have audited the accompanying statements of net assets available for plan benefits of the ABERDEEN HOURLY SAVINGS AND INVESTMENT PLAN as of December 31, 2000 and 1999 and the related statements of changes in net assets available for plan benefits for the year ended December 31, 2000 and the period from November 12, 1999 (Plan Inception) through December 31, 1999. These financial statements and schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for plan benefits for the year ended December 31, 2000 and the period from November 12, 1999 (Plan Inception) through December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) and the schedule of assets held for investment purposes are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia
June 25, 2001

ABERDEEN HOURLY SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2000 AND 1999

	2000	1999
INVESTMENTS, at fair value	$3,800,971	$27,521
COMPANY CONTRIBUTIONS RECEIVABLE	—	17,011
PARTICIPANT CONTRIBUTIONS RECEIVABLE	—	20,038

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$3,800,971	$64,570

The accompanying notes are an integral part of these statements.

ABERDEEN HOURLY SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2000 AND

THE PERIOD FROM NOVEMBER 12, 1999 (PLAN INCEPTION)

THROUGH DECEMBER 31, 1999

	2000	1999
INVESTMENT (LOSS) INCOME:
Net (depreciation) appreciation in fair value of investments	$(308,272)	$441
Interest and dividends	177,111	57

	(131,161)	498

CONTRIBUTIONS:
Participant	362,462	34,807
Company	334,552	29,265

	697,014	64,072

TRANSFER FROM CONDEA VISTA, INC. PLAN (Note 1)	3,305,075	—

ADMINISTRATIVE EXPENSES	(4,677)	—

BENEFITS PAID TO PARTICIPANTS OR BENEFICIARIES	(129,850)	—

NET INCREASE	3,736,401	64,570
NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of period	64,570	—

End of period	$3,800,971	$64,570

The accompanying notes are an integral part of these statements.

ABERDEEN HOURLY SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2000 AND 1999

1. PLAN DESCRIPTION

    The following description of the Aberdeen Hourly Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the official plan document for complete information.

  General

    The Plan was established effective November 12, 1999 ("Plan Inception") in connection with the acquisition of CONDEA Vista, Inc. by Georgia Gulf Corporation (the "Company"). The Plan is a defined contribution plan maintained by AMVESCAP National Trust Company (the "Trustee") and covers certain employees of Georgia Gulf Chemicals and Vinyls, LLC, ("Vinyls"), a subsidiary of Georgia Gulf Corporation located in Aberdeen, Mississippi. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    In conjunction with the CONDEA Vista, Inc. acquisition, the net assets of the CONDEA Vista Savings and Investment Plan merged into the Plan in the 2000 plan year.

  Eligibility

    Employees of Vinyls who are subject to the collective bargaining agreement between Vinyls and the United Steelworkers of America, AFL-CIO-CLU Local Union 15198 are eligible to participate in the Plan. Leased employees and nonresident aliens, as defined, are not eligible to participate in the Plan. Eligibility begins on the first day of the month coinciding with or immediately following the date of employment, provided that the individual meets the above requirements.

  Contributions

    Participants may elect to contribute up to 15% (before-tax) of their eligible compensation, as defined by the Plan, subject to limitations imposed by the Internal Revenue Code ("IRC"). In addition, participants may make after-tax contributions up to 16% of their eligible compensation. The maximum percentage of after-tax contributions, when aggregated with pretax contributions, may not exceed 16% of the participant's eligible compensation. Participants may also contribute amounts representing any distributions from other qualified pension plans.

    The Company contributes 6% of eligible compensation for any participants contributing at least 3% of eligible compensation. The Company may also elect to make discretionary contributions, which shall be determined annually by the Company. A participant's allocable share of the discretionary contribution is based on the ratio of his/her annual compensation to the annual compensation for all eligible participants in the plan year. The Company did not elect to make a discretionary contribution for the year ended December 31, 2000 and the period from Plan Inception through December 31, 1999. All company contributions are participant-directed.

  Participant Accounts

    Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income (loss), the Company's contribution, the participant's contribution, and administrative expenses. Allocations of income (loss) and administrative expenses are based on participant account balances, as defined by the Plan.

  Investment Options

    Participants are offered the following investment options in which they may invest their contributions. A description of each investment option is provided below:

    IRT Stable Value Fund

    A collective trust which invests in guaranteed investment contracts designed to essentially ensure return of principal and a higher return than typically offered by money market funds.

    INVESCO Balanced Fund

    A mutual fund which invests in a combination of stocks and bonds, seeking a balance between income and long-term growth.

    INVESCO Technology Fund

    A mutual fund which invests in stocks of fast-growing companies in the technology sector with the objective of achieving maximum stock appreciation.

    Dodge & Cox Stock Fund

    A mutual fund which invests in common stock of well-established companies to achieve long-term capital growth.

    INVESCO Small Company Fund

    A mutual fund which invests in small-sized companies to achieve substantial capital appreciation.

    Europacific Growth Fund

    A mutual fund which invests in a portfolio of companies outside the United States which offer above-average growth potential to achieve long-term capital appreciation.

    Georgia Gulf Common Stock Fund

    Invests in the Company's common stock.

    IDS New Dimensions Fund

    A mutual fund which invests in a diversified portfolio of common stocks of well-known and established companies to achieve long-term capital appreciation.

    Vanguard 500 Index Fund

    A mutual fund which invests only in the stocks held in the S&P 500 (the "Index"). In addition, the fund invests in those stocks using the same weighting as the Index.

    The Plan provides for investments in various funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

  Benefits

    Upon separation of service from the Company, as defined, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his/her account, or installment payments providing for equal monthly, quarterly, or annual benefit payments, for a period set forth in the installment contract. If termination is due to death, benefits are payable to the designated beneficiary.

  Participant Loans

    Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant's account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1% at the time the loan is approved. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. Participants may have only one loan outstanding at any time. The loan must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

  Vesting

    Participants are fully vested in their contributions and the earnings thereon. Company contributions vest upon the attainment of five years of service.

    The Plan provides that participants shall be 100% vested as of the earliest of the following dates:

    •
    The date on which the participant attains age 65 while still employed by the Company;

    •
    The date the participant dies while still employed by the Company;

    •
    The date the participant becomes disabled while still employed by the Company; or

    •
    The date coincident with or next following the later of (i) the date on which the participant attains age 55 while still employed by the Company or (ii) the date on which the participant completes five years of vesting service.

  Forfeitures

    Forfeitures will be used to reduce future company contributions.

  Administrative Expenses

    Administrative expenses, including trustee fees, are paid by the Plan.

  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants become 100% vested in all company contributions regardless of length of service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

  Basis of Accounting

    The accompanying financial statements have been prepared on the accrual basis of accounting.

  Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

  Investment Valuation

    Investments in the Plan are stated at fair market value based on current security exchange prices. The Plan's investment in the IRT Stable Value Fund is fully benefit responsive and is stated at contract value (which approximates fair value) in accordance with SOP 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans."

    Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

    In the statements of changes in net assets available for plan benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments. The following table summarizes the net appreciation (depreciation) from investments for the year ended December 31, 2000 and the period from Plan Inception through December 31, 1999:

	2000	1999
Georgia Gulf Corporation common stock	$(149,239)	$345
Mutual funds	(159,033)	96

	$(308,272)	$441

3. INVESTMENTS

    The following investments represent 5% or more of the Plan's net assets at December 31, 2000 and 1999:

	2000	1999
INVESCO Technology Fund	$331,566	N/A
IRT Stable Value Fund	1,680,107	$8,827
Vanguard 500 Index Fund	359,333	5,506
Georgia Gulf Corporation common stock	779,785	8,844

4. TAX STATUS

    The Plan obtained its latest determination letter on November 9, 2000 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. RELATED-PARTY TRANSACTIONS

    Certain plan investments are shares of mutual funds managed by an affiliate of the Trustee and a collective trust managed by the Trustee. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services are included as administrative expenses in the statements of changes in net assets available for plan benefits.

SCHEDULE I

ABERDEEN HOURLY SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000

	Identity of Issuer	Description of Investments	Cost		Current Value
*	AMVESCAP NATIONAL TRUST COMPANY	Collective trust: IRT Stable Value Fund, 1,680,107 shares	(a	)	$1,680,107
*	INVESCO FUNDS GROUP	Mutual funds: INVESCO Technology Fund, 5,547 shares INVESCO Small Company Growth Fund, 7,015 shares INVESCO Balanced Fund, 4,485 shares	(a (a (a	) ) )	331,566 107,675 75,611
	AMERICAN FUNDS	Europacific Growth Fund, 3,088 shares	(a	)	96,804
	DODGE & COX	Dodge & Cox Stock Fund, 1,468 shares	(a	)	141,957
	VANGUARD FUNDS	Vanguard 500 Index Fund, 2,949 shares	(a	)	359,333
	IDS	New Dimensions Fund, 2,273 shares	(a	)	66,048
*	VARIOUS PLAN PARTICIPANTS	Participant loans (with interest rates ranging from 7.75% to 10.5%)	(a	)	162,085
*	GEORGIA GULF CORPORATION	Georgia Gulf Corporation common stock, 43,035 shares	(a	)	779,785

		Total investments			$3,800,971

*
Represents a party in interest.

(a)
Participant-directed.

The accompanying notes are an integral part of this schedule.

SCHEDULE II

ABERDEEN HOURLY SAVINGS AND INVESTMENT PLAN
SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

	Identity of Issuer	Description of Investments	Cost		Current Value
*	AMVESCAP NATIONAL TRUST COMPANY	Collective trust: IRT Stable Value Fund, 8,827 shares	(a	)	$8,827
*	INVESCO FUNDS GROUP	Mutual funds: INVESCO Small Company Growth Fund, 12 shares INVESCO Total Return Fund, 32 shares	(a (a	) )	266 932
	AMERICAN FUNDS	Europacific Growth Fund, 32 shares	(a	)	1,360
	DODGE & COX	Dodge & Cox Stock Fund, 6 shares	(a	)	604
	VANGUARD FUNDS	Vanguard 500 Index Fund, 40 shares	(a	)	5,506
	IDS	New Dimensions Fund, 33 shares	(a	)	1,182
*	GEORGIA GULF CORPORATION	Georgia Gulf Corporation common stock, 281 shares	(a	)	8,844

		Total investments			$27,521

*
Represents a party in interest.

(a)
Participant-directed.

The accompanying notes are an integral part of this schedule.

QuickLinks

SIGNATURES
ABERDEEN HOURLY SAVINGS AND INVESTMENT PLAN FINANCIAL STATEMENTS AND SCHEDULES DECEMBER 31, 2000 AND 1999
  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ABERDEEN HOURLY SAVINGS AND INVESTMENT PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS DECEMBER 31, 2000 AND 1999
ABERDEEN HOURLY SAVINGS AND INVESTMENT PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD FROM NOVEMBER 12, 1999 (PLAN INCEPTION) THROUGH DECEMBER 31, 1999
ABERDEEN HOURLY SAVINGS AND INVESTMENT PLAN NOTES TO FINANCIAL STATEMENTS AND SCHEDULES DECEMBER 31, 2000 AND 1999
  SCHEDULE I
  SCHEDULE II